SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                      Press Release dated November 19, 1999

                               Alexa Ventures Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Alexa Ventures Inc.


Date: November 19, 1999                 Mr. Gerry A. Racicot
                                        President

                                      ALEXA
                                  VENTURES INC.

PRESS RELEASE
November 19, 1999
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                                     TSE:AXA
                                  OTC BB:ALVEF

        Alexa Ventures Inc. inaugurates its US investment initiative with
                          Security Capital Trading Inc.

STRATFORD, ONTARIO, CANADA, NOVEMBER 19, 1999 - Alexa Ventures Inc. (TSE: AXA,
OTCBB: ALVEF) President and CEO, Gerry Racicot announced today the completion of a financial advisory consulting contract agreement with Security Capital Trading, Inc. of New York.

Security Capital will be providing U.S. NASDAQ related investor relations, broker management and corporate finance services to Eiger Technology, Inc.

Ray Dirks, of Security Capital, said " We have taken Eiger Technology on as a client because of the strong R & D. coupled with the very large market potential for the Eigerman MP3 player and the DSL (ADSL) modem which will be introduced in mid 2000. Additionally, the company manufactures its line of products in Korea and distributes through many channels in the U.S."

Racicot added "We feel that with our ever increasing involvement in the US and international Internet peripheral products markets we needed US-based financial advisory and investor relations expertise as we develop our plans for the future."

"Co-incidentally, the imminent sale of the K-Tronic division will streamline corporate focus to Eiger Technology products allowing the investment community a clear view of underlying shareholder value."

                        DIRECTORS OF ALEXA VENTURES INC.:
                                  G.A. Racicot
                             Chief Executive Officer

THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE
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                                  818 Erie St.
                              Stratford, ON N4Z 1A2
        Tel: (519) 273-0503 Fax: (519) 273-1684 Tor. Tel: (905) 454-8880